CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

May 5, 2016

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Asen Parachkevov, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Master Fund Registration Statement on Form N-2 File No.: 811-23134 Responses to Staff comments received telephonically on May 2, 2016

Dear Mr. Parachkevov:

On behalf of our client, NorthStar Real Estate Capital Income Master Fund (the "Master Fund"), set forth below are the responses of the Master Fund to the oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on March 2, 2016 in connection with the Master Fund's Registration Statement on Form N-2 (the "Registration Statement"). For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

Comment 1.	With respect to the "Acquired Fund Fees and Expenses" line item in the fee table in the "Summary of Fees and Expenses" section of the Registration Statement, please set forth supplementally the basis for determining that the percentage is 0.33%.

Response 1. The Master Fund informs the Staff supplementally that it calculates the Acquired Fund Fees and Expenses by first determining the fee percentage attributable to Portfolio Funds. The fee percentage attributable to Portfolio Funds equals (i) a 1.4% management fee (this amount is based on an estimated 1.3% management fee charged by Portfolio Funds, as adjusted for the estimated discounted purchase price of such Portfolio Funds) plus (ii) a 1.0% incentive fee plus (iii) 0.50% operating expense, or 2.9% of the Master Fund's assumed gross assets attributable to its investments in Portfolio Funds. The Master Fund then determines the estimated expense by multiplying 7.5% of its assumed gross assets (11.25% of the Master Fund's assumed net assets), which is the estimated amount the Master Fund will invest in Portfolio Funds, by 2.9%. Lastly, the Master Fund divides the estimated expense by the assumed amount of its net assets. This results in acquired fund fees and expenses, as a percentage of the Master Fund's assumed net assets, of 0.326%, or, as rounded to the nearest hundredth, .33%.

Asen Parachkevov, Esq.
May 5, 2016

In addition, the Master Fund informs the Staff that in Post-Effective Amendment No. 2 it will revise footnote six on pages 3 and 4 of the Registration Statement per the changes set forth below.

"Shareholders indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Master Fund as an investor in PE Investments and other vehicles that would be deemed investment companies under the 1940 Act but for the exceptions set forth in Sections 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, “Portfolio Funds”). The “Acquired Fund Fees and Expenses” disclosed above are calculated based on estimated amounts, and assume that the Master Fund will invest ~~7.5%~~ 11.25% of its net assets in Portfolio Funds. The Acquired Fund Fees and Expenses are based on historic expenses of the private equity funds, which may change over time and, therefore, significantly affect Acquired Fund Fees and Expenses. In addition, the private equity investments and other alternative investments, if any, held by the Master Fund will change, which further impacts the calculation of the Acquired Fund Fees and Expenses in the future. In calculating the “Acquired Fund Fees and Expenses” disclosed above, it is assumed that the Master Fund would pay management fees and incentive fees of 1.3% (as adjusted for the estimated purchase price discount of such PE Investments) and 1.0% annually, respectively, on the Master Fund’s ~~net~~ gross assets attributable to its investments in Portfolio Funds. It is also assumed that the Master Fund will incur operating expenses of approximately 0.50% of the Master Fund’s ~~net~~ gross assets attributable to its investments in Portfolio Funds. If the Master Fund was to invest 15% of its net assets in Portfolio Funds, the Acquired Fund Fees and Expenses would be ~~0.66%~~ 0.44% . These fees payable to, and the operating expenses of, private equity and alternative investment managers are estimates and the actual fees paid by the Master Fund on its Portfolio Fund investments may be higher or lower than the numbers shown."

Comment 2.	Please inform the Staff whether the Master Fund intends to impose limits on its investments in Portfolio Funds.

Response 2. The Master Fund informs the Staff supplementally that, absent additional guidance or interpretation by the Staff or the Commission, the Master Fund will limit its investments in Portfolio Funds to 15% of its net assets (as measured at the time of a Portfolio Fund acquisition).

Asen Parachkevov, Esq.
May 5, 2016

Comment 3.	Please confirm supplementally that any financial statements filed in the future by the Master Fund will include the organization and offering costs that have been incurred by the Advisor and its affiliates (on behalf of the Master Fund), which will be reimbursed to the Advisor or its affiliates by the Master Fund.

Response 3. The Master Fund informs the Staff supplementally that any financial statements included in future filings will include the organization and offering costs that have been incurred by the Advisor and its affiliates (on behalf of the Master Fund), which will be reimbursed to the Advisor by the Master Fund.

* * * * * *

As you have requested and consistent with SEC Release 2004-89, the Master Fund hereby acknowledges that:

•	The Master Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Master Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Master Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180 or me at (212) 878-3206. Thank you.

Best regards,

/s/ Jefferey D. LeMaster

Jefferey D. LeMaster
Clifford Chance US LLP

Asen Parachkevov, Esq.
May 5, 2016

cc:	NorthStar Real Estate Capital Income Master Fund
Daniel R. Gilbert
Chief Executive Officer and President

Ronald J. Lieberman
Executive Vice President, General Counsel and Secretary

Sandra M. Forman
Chief Compliance Officer, Associate General Counsel and Assistant Secretary

Clifford Chance US LLP
Clifford R. Cone
Matthew A. Press

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